EXHIBIT 12

PG&E GAS TRANSMISSION, NORTHWEST CORPORATION

SEC FILING—FORM 10-Q—First Quarter 2003

EXHIBIT 12—RATIO OF EARNINGS TO FIXED CHARGES

($ in millions)

	For the Three Months Ended
	2003	2002
Ratio of earnings to Fixed Charges

Earnings
Net income	$16.4	$17.7
Adjustments:
Income taxes	10.5	10.1
Fixed charges (as below)	10.1	9.1

Total adjusted earnings	$37.0	$36.9

Fixed charges:
Net interest expense	$9.9	$8.3
Adjustments:
Interest component of rents	0.1	0.1
AFUDC debt	0.1	0.7

Total fixed charges	$10.1	$9.1

Ratio of earnings to fixed charges	3.7	4.1